EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Following is a list of the Company’s subsidiaries:

	Organized	Percent of
	Under	Voting Securities
Name	the Laws of	Owned by Registrant
1240 Campbell Corp. (formerly Intelect Network Technologies Company)	Nevada	100%
DNA Computing Solutions, Inc.	Delaware	100%
Intelect Technologies, Inc.	Delaware	22%